FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of July, 2003

                 Results of Operations for the 1st Semester 2003

                         Commission File Number 1-14520

                           BANCO TOTTA & ACORES, S.A.
                 (Translation of registrant's name into English)

                                  Rua Aurea, 88
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F |X|                                         Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes |_|                                                No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes |_|                                                No |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes |_|                                                No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 82-____________

Annex 1. Release dated July 29th, 2003. Banco Totta & Acores, S.A. (the "Bank") reported consolidated net income of EUR 117.5 million in the first half of 2003.

                      Presentation of Financial Information

The consolidated comparative financial information presented in the July 29th, 2003 press release is derived from the unaudited consolidated financial statements of the Bank and its consolidated subsidiaries for the interim periods ended June 30, 2003 and 2002. The results contained in the attached release are not necessarily indicative of results for any other period or for the full year applicable thereto The data presented has been prepared in accordance with generally accepted principles of Portugal ("Portuguese GAAP"). Portuguese GAAP does vary in certain significant respects from the accounting principles generally accepted in the United States of America and for a discussion of these differences see Note 26 of the Notes to the Bank's consolidated financial statements for the fiscal year ended December 31, 2002, included in the Bank's Annual Report on Form 20-F for 2002.


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

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  BANCO TOTTA & ACORES, S.A.


                                  By: /s/ Maria do Rosario Bettencourt
                                      --------------------------------
                                          Mario do Rosario Bettencourt
                                          Vice President

                              Date: July 30th, 2003


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

Grupo
totta

                                                                  July 29th 2003

For further information please contact:
Lisbon
Luis Bento dos Santos 351 21 321 15 27
Joao Veiga Anjos 351 21 318 04 48

                NET INCOME OF GROUP TOTTA IN PORTUGAL ROSE 6% TO
                   EUR 117.5 MILLION IN THE FIRST HALF OF 2003

Group Totta recorded net income of Eur 117.5 million in the first half of 2003, an increase over the first half of 2002 of 5.9%. Business volume (loans and customer funds) rose 5.3% to Eur 45,190 million. ROE reached 18.6% and the efficiency ratio was 44.2%, an improvement of 0.6 percentage points when compared to the first half of 2002.

      |_| Net income amounted Eur 117.5 million at the end of the first half 2003, a 5.9% increase over June 2002; excluding the impact of the Euronext transaction in 2002, net income would have increased 17%. ROE reached 18.6% in June 2003.

      |_|   EPS increased 5%.

      |_| Net interest revenue reached Eur 312.7 million and net operating revenue was Eur 456.2 million, in June 2003, compared to Eur 327.6 million and Eur 464.4 million in the same period of 2002.

      |_|   Net commissions rose 28.6% from June 2002 to June 2003, reaching Eur
            116.6 million, mainly due to a 27.4% increase in mutual funds distributed and the activity growth in the insurance and credit cards segments.

      |_| Operating costs declined 3.2%, from Eur 208.2 million in June 2002 to Eur 201.5 million in June 2003. The efficiency ratio improved from 44.8% to 44.2%, from June 2002 to June 2003.

      |_| Operating income reached Eur 226.8 million during the first half of 2003, against Eur 229.9 million in the like period in 2002.

      |_| Customer funds increased 6.3% to Eur 23,104 million, while customer loans rose 4.5% to Eur 20,534 million, from the first half of 2002 to the first half of 2003. Business volume rose 5.3%, reaching Eur 45,190 million.

      |_| The NPL ratio (+ 90 days past due) was stable at 1.8%, in June 2003. The NPL Coverage (+ 90 days past due) reached 143.6% in June 2003 (145.9% in June 2002), in line with the usual prudential ratios of the Group.

      |_| The solvency ratio at 11.6% and Tier I ratio at 8.3% (according to the Bank of Portugal rules).

      |_| Exame and Euromoney magazines named Group Totta "The Best Bank in Portugal" in 2003.


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

Lisbon, July 29th 2003 - Group Totta in Portugal, announced today that the net profit rose 5.9% to Eur 117.5 million during the first six months of 2003 from the year earlier period.

Grupo Santander Central Hispano in Portugal comprises the activities of Banco Santander Portugal, Banco Santander Negocios Portugal, Banco Totta & Acores and Credito Predial Portugues.

According to Antonio Horta Osorio, the Chairman of Totta Group, "Despite the difficult economic environment, which is now starting to show some signs of turnaround, Grupo Totta was able to achieve, when compared to the same period of last year - growth in its activity and an efficiency improvement which resulted in the increase of 6% in net income, while maintaining return on equity above the target of 18%.

The execution of this strategy by all the teams involved, supported by innovation and efficiency, was once more recognized at the last quarter by the magazines Exame and Euromoney by granting the group the award of Best Bank in Portugal."

RESULTS

Despite the continuous unfavorable economic environment, net income of Group Totta reached Eur 117.5 million in June 2003, an increase of 5.9 % over June 2002 and the net income before taxes was stable at Eur 160.8 million. Excluding the impact of gains from the Euronext transaction in 2002, net income would have increased 17%. ROE went from 21.5% to 18.6%, for the same period, in line with the Group objective of keeping it above 18%.

Net operating revenue reached Eur 456.2.2 million, against Eur 464.4 million in June 2002 (a decrease of 1.8%) and net interest revenue reached Eur 312.7 million (Eur 327.6 million in June 2002). Customer funds rose 6.3% and customer loans increased 4.5%.

Following the 2002 strategy of focussing on lower risk segments, namely in mortgage lending, and the transfer of resources to mutual funds and insurance products, net interest revenue was Eur 312.7 million at the end of the first half of 2003 comparing to Eur 327.6 million in June 2002. Nevertheless, commissions increased 28.6%, from June 2002 to June 2003, reaching Eur 116.6 million.

The decrease of 1.8% and 5.6% in personnel costs and on general expenses, respectively, resulted in a decrease of 3.2% in operating costs. This improvement follows the adoption of new processes and technologies, as well as of the reduction of personnel implemented during the past few years.

The reduction in operating costs, resulted in a better cost-to-income ratio of 44.2% in June 2003 (44.8 % in June 2002), in line with the Group's target of a cost-to-income ratio of 45% until the end of 2003.

BALANCE SHEET AND ACTIVITY

During the first half of 2003, commercial activity was mainly focused on cross-selling and increasing and diversifying the product mix, namely through the mortgage credit, mutual funds and credit cards business. While following this strategy, some cross-sell campaigns and a major campaign to raise funds - Caderneta Aforro Premio - were launched, with a high value for our clients.

Net assets amounted to Eur 26.7 billion at the end of the first half of 2003, an increase of 4.1% compared to the same period of the previous year. Business volume increased 5.3% reaching Eur 45.2 billion, over the same period.

Loans to customers rose 4.5% and reached Eur 20.5 million.

Growth in the credit portfolio was mainly driven by mortgage lending, the core business of Credito Predial and a fundamental product at Totta and Santander networks. The existing products were adjusted to current market conditions, through the extension of loan maturities and changes in the interest rate spreads. Highlights during the first half of 2003 included the Super Oferta Cheque campaign, which offers customers an allowance depending on the amount of mortgage credit granted, and to the Troca de Casa, that allows the customers of the Group the financing up to 110% of the value of a property, a two-year capital free period and two years to sell the former property.

In the consumer loans segment, several campaigns were launched, based on a very strict risk policy, which enabled the group to increase the private loans portfolio with good risk distribution. Highlights included the Pre-Concedido Permanente (an extension of the concept of pre approved credit to customers of credit cards and specialized credit, beyond private credit) and the Credito Pessoal Especial Habitacao (addressed to customers with mortgage credits of more than 4 years). There were also campaigns involving non-financial products such as Faqueiros de Prata Argentum and the Credito Megabyte.

Resulting from the credit portfolio quality and the Group's risk control policy, overdue loans (+90 days) represented 1.8% of the total loan portfolio as of June 2003 (1.7% in June 2002). Coverage by provisions (+90 days) reached 143.6% in the same period (145.9 % in June 2002).

Customer Funds increased 6.3% to Eur 23,104 million. Mutual funds (distributed) strongly increased by 27.4%, reaching Eur 4,234 million. The Group's strategy was supported not only by the launching of structured products and capitalization insurance products offered on a monthly basis, but mostly by the new innovative products such as: Deposito a Prazo Caderneta Aforro Premio Faqueiro, Deposito a Prazo Caderneta Aforro Premio DVD, Deposito a Prazo Caderneta Aforro Premio Faqueiro de Prata and Caderneta Aforro Premio Catalogo. These products offer a group of advantages, among which, discount cards in prestigious shops, other large advantages in other products and services of the Group as well as a year contest with quarterly prize-winning raffles with very attractive prizes.

During the first half of 2003 Conta Facil, a special account for clients interested in using low cost and efficient banking services, exempt from maintenance costs, was launched.

In what concerns structured and insurance products mention should be made to the continuous offer of this type of products of high value added, with the monthly launching of new capitalization insurance products, treasury bonds and mixed products. In the funds segment, changes were made in the minimum amount for subscription of Fundo Multiobrigacoes, a new Treasury Fund, and the Fundo Multi Curto Prazo was created and two new tranches of Fundo Novimovest were traded.

In the credit cards segment, a strong campaign was launched at the end of May, with the new Cartao Light, a totally innovative credit card, with interest 40% lower than the market average and a repayment option of up to 60 months with fixed installments. These cards can be used anywhere, even in shops that do not accept credit cards. An innovative image with a transparent surface matching the concept of lightness and transparency was added to this new credit card.

INVESTMENT BANKING

Banco Santander de Negocios Portugal recorded a net income of Eur 15.9 million in the first half of 2003, down 14.5% on the same period in 2002. This is mainly due to the Euronext transaction in

February 2002. Excluding this, the net income at the end of June 2003 would have risen 18.4% when compared to June 2002. The cost-to-income ratio decreased from 24.2% to 21.4%, from the first half of 2002 to the first half of 2003.

During the first half of 2003, in the area of Corporate Finance, highlights for:
(i) the organization of a public tender offer of Modelo Continente SGPS SA shares; (ii) the organization of a public tender offer of Banco Totta & Acores SA shares (iii) the advisory services provided to Cofina in the sale of a TVI stake; (iv) several advisory services provided, namely to Sumolis, Sonae Industria and Amorim Imobilaria. In the area of structured finance special mention should be made to the Portuguese Structured Location and the US Cross Border Lease implemented to the Metro do Porto, S.A..

In Treasury and Capital Markets, sales activity focused on public debt and eurobonds in the primary and secondary markets to institutional investors, namely issues originated by SCH group. The Group maintained a regular and consistent offer of innovative structured products designed for retail and private customers that reached Eur 300 million in the first half of 2003. Highlights include the launching of bonds indexed to the real estate, foreign exchange and stock markets. The offer of medium to long-term time deposits was launched as a response to recent changes in the personal income tax legislation granting a more favorable treatment of such instruments. During the first half of 2003, highlights included the organization and launching of several commercial paper programs and syndicated loans. Furthermore, aside from the advice given to corporate customers on the management of interest rate risk, the advice on the management of foreign exchange risk, was enhanced namely for Brazilian foreign risk, profiting from the presence and know how of the group in Latin America. The drop in interest rates during the first half of the year had a strong impact in the number of transactions realized to cover interest rate risk.

In Institutional Custody department, and despite the bad performance of the capital markets in general, the volume of assets under custody was in line with the level at the end of 2002. The number of settled transactions rose by 4% in the first half of 2003 when compared to the same period in 2002. In terms of the quality of the custody services granted by the Group, it continues to deserve the international recognition as confirmed by the excellent classification obtained from Northern Trust.

The amount of transactions done by BSN Dealer reached Eur 3,327 million, down 29% from the first half of 2002. Nevertheless and despite this difficult scenario BSN Dealer reached a market share in the Stock Exchange Market of 16.64%, reaching the first place of the national ranking (17.51% and the second place in the 1st half of 2002).

Reference should be made to fact that the Iberian research team of the SCH group was ranked first in a survey conducted by Extel Thompson for the quality of analysis on small and mid caps. At the large caps segment, the SCH group was ranked second, an improvement compared with the fourth position of the previous year.

ASSET MANAGEMENT AND INSURANCE

Mutual Funds under management increased 32.5% in the three networks - 32.5% in Totta, 55.4% in CPP and 13.9% in BSP - compared to June 2002. As at June 2003, the following funds reached the TOP 3 of the respective category ranking:
Santander Accoes Portugal, Santander PPA, Santander Accoes Europa, Accoes Global, Santander Obrigacoes Agressivo and Multidiversificacao.

Totta Seguros, the life insurance company of the Group, issued, during the first half of 2003, premiums in the amount of Eur 270.5 million - growth of around 5.7% - compared to the same period in 2002. Market share was 12.9% in June 2003.

INSTITUTIONAL BACKGROUND

Santander Central Hispano (SAN.MC, STD.N) is the largest financial group in Spain and Latin America, and the second largest bank in the Euro Zone by market capitalization. Founded in 1857, it has forged important business initiatives in Europe, including a more than 15-year old alliance with the Royal Bank of Scotland, ownership of the third largest banking group in Portugal and the leading independent consumer finance franchise in Germany. Santander Central Hispano has a pre-eminent position in Latin America with 4,067 branches for more than 12 million customers, a total business volume of more than Eur 90 billion and a business market share of 10.4%. The Group recorded Eur 1.382,7MM in net attributable income from Latin America at the end of 2002.

                             GROUP TOTTA IN PORTUGAL

                                                          Jun '03              Jun '02           %Change
                   Million Euros
Loans & Advances to Customers                              20,534               19,654             +4.5%
Customer Funds                                             23,104               21,727             +6.3%
Mutual Funds (distributed)                                  4,234                3,323            +27.4%

Net Interest Income                                         312.7                327.6             -4.6%
Net Commissions and Other Income                            141.2                116.2            +21.6%
Operating Revenue                                           456.2                464.4             -1.8%
Operating Costs                                             201.5                208.2             -3.2%
Total  Operating Income                                     226.8                229.9             -1.4%
Income Before taxes and M. I.                               160.8                159.7             +0.7%
Net income                                                  117.5                111.0             +5.9%

ROE                                                         18.6%                21.5%         -2.9 p.p.
Earnings per Share                                           2.22                 2.11             +5.0%
Efficiency Ratio                                            44.2%                44.8%          -0.6 p.p
Past Due Loans (+90th days) / Total Loans                    1.8%                 1.7%         +0.1 p.p.
Coverage Ratio +90th days                                  143.6%               145.9%         -2.4 p.p.

Solvency ratio (BP)
     Tier I                                                  8.3%                 7.8%         +0.5 p.p.
     Total                                                  11.6%                11.2%         +0.4 p.p.
Solvency ratio (BIS)                                        12.3%                12.8%         -0.5 p.p.

Employees in Portugal                                       6,524                7,003              -479
Branches in Portugal                                          605                  600                +5


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

       BANCO TOTTA & ACORES -Consolidated Balance Sheet as of 30 June 2003

                               ASSETS                                         Jun '03        Jun '02         %Change
                            Million Euros
Cash & Inter Bank Accounts                                                      2,374          2,503           -5.1%
Loans & Advances to Customers                                                  20,534         19,654           +4.5%
Investment Portfolio/Participation                                              1,951          1,707          +14.3%
Fixed Assets and Other Assets                                                   1,815          1,761           +3.1%
TOTAL ASSETS                                                                   26,675         25,625           +4.1%

                       LIABILITIES AND EQUITY                                 Jun '03        Jun '02         %Change
                            Million Euros
Interbank Deposits                                                              5,147          3,935          +30.8%
Customer Deposits                                                              13,053         14,416           -9.5%
Securities issued                                                               4,547          3,279          +38.7%
Accrual & Deferrals and Other Liabilities                                       1,513          1,712          -11.6%
Subordinated Debt                                                                 721            799           -9.7%
Shareholder's Equity + Minority Interest                                        1,693          1,485          +14.0%
TOTAL LIABILITIES AND EQUITY                                                   26,675         25,625           +4.1%

                            Million Euros                                     Jun '03        Jun '02         %Change
Mutual Funds (distributed)                                                      4,234          3,323          +27.4%

     BANCO TOTTA & ACORES -Consolidated Income Statement as of 30 June 2003

                                                                              Jun '03        Jun '02         %Change
                            Million Euros
Net Interest Income                                                             312.7          327.6           -4.6%
Earnings from Financial Operations                                                2.3           20.6          -89.0%
Net Fees, Commissions & Other Net Income                                        141.2          116.2          +21.6%
Total operating Revenue                                                         456.2          464.4           -1.8%
   Administrative Expenses                                                     (201.5)        (208.2)          -3.2%
      Personnel Expenses                                                       (130.6)        (133.0)          -1.8%
      Other Administrative Expenses                                             (70.9)         (75.1)          -5.6%
   Depreciation                                                                 (27.8)         (26.3)          +5.7%
Operating Cashflow                                                              226.8          229.9           -1.4%
  Net Provisions + Extraordinary + Other Profits                                (66.0)         (70.3)          -6.1%
Income Before taxes and Minority Interests                                      160.8          159.7           +0.7%
   Income Tax                                                                   (27.9)         (32.3)         -13.7%
   Minority Interests                                                           (15.4)         (16.3)          -5.6%
Net Income                                                                      117.5          111.0           +5.9%
   Earnings per Share                                                            2.22           2.11           +5.0%


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